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                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            FORM 12b-25          SEC File Number:
                                                      0-15501

                   NOTIFICATION OF LATE FILING     CUSIP Number:
                                                    090008 20 2

                                  (Check One):

 [ ] Form 10-K and Form 10-KSB       [ ] Form 20-F         [ ] Form 11-K

                [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

         For Period Ended: March 31, 2000

    [ ] Transition Report on Form 10-K or 10-KSB
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q or 10-QSB
    [ ] Transition Report on Form N-SAR

             For the Transition Period Ended:______________________



             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information


         Bikers Dream, Inc.
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         Full Name of Registrant

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         Former Name if Applicable

         3810 Wacker Drive,
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         Address of Principal Executive Office (Street and Number)

         Mira Loma, CA 91752
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         City, State and Zip Code


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Part II -- Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III -- Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

         There are certain pending matters that the Company intends to disclose in its quarterly report on Form 10-QSB for the quarter ended March 31, 2000; however, such matters have not yet been concluded. The Company cannot, without unreasonable effort or expense, conclude such matters within the time specified for filing the report. The Company will promptly file the report as soon as practicable and, in any event, within the time limits prescribed by Rule 12b-25.

         It is anticipated that the Registrant will report a net loss for the fiscal quarter ended March 31, 2000 of approximately $809,000. However, inasmuch as the Registrant's financial statements have not yet been finalized, the estimate of these results is subject to further adjustment.





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Part IV -- Other Information


(1) Name and telephone number of person to contact in regard to this notification:

                Michael J. Fisher         (909)              360-2500
                ------------------     -----------      ------------------
                      (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X]  Yes         [ ]  No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See Item III.


                               Bikers Dream, Inc.
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                  (Name of Registrant as specified in charter)
         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date:  May 16, 2000      By: /s/ Michael J. Fisher
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                             Chief Financial Officer



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).